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11015406

SEC MAIL PROCESSING RECEIVED AUG 26 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legent Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9300 Underwood Avenue; Suite 400
(No. and Street)

Omaha	NE	68114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Brant +1 402 384 6145
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 S Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Brant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legent Clearing LLC, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANETTE DOUGLAS
MY COMMISSION EXPIRES
October 2, 2014

STATE OF GENERAL NOTARY NEBRASKA

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ Independent Auditors' Report.
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☑ (f) Statement of Changes in Subordinated Borrowings.
- ☑ Notes to the Financial Statements.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (To be filed separately)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (See supplemental report on internal control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member
Legent Clearing LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Legent Clearing LLC (the "Company"), a wholly owned subsidiary of Legent Group LLC, as of June 30, 2011, and the related statements of operations, cash flows, changes in member's equity and changes in subordinated borrowings for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Legent Clearing LLC at June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14 to the financial statements, the Company's parent agreed to sell the equity interests of the Company on May 23, 2011.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

August 25, 2011

LEGENT CLEARING LLC
(A Wholly Owned Subsidiary of Legent Group LLC)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

ASSETS	
CASH AND CASH EQUIVALENTS	$ 1,562,149
CASH AND SECURITIES SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS	2,491
DEPOSITS WITH CLEARING ORGANIZATIONS	4,817,743
SECURITIES OWNED — At fair value	821,619
RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS	10,586,309
RECEIVABLE FROM CUSTOMERS	143,946,377
SECURITIES BORROWED	66,737,251
NOTES RECEIVABLE	2,154,536
PROPERTY AND EQUIPMENT — Net of accumulated depreciation and amortization of $1,331,396	324,154
INTANGIBLE ASSETS — Net of accumulated amortization of $3,203,841	1,789,159
OTHER ASSETS	3,074,846
TOTAL ASSETS	$235,816,634
LIABILITIES AND MEMBER'S EQUITY	
PAYABLE TO CUSTOMERS	$ 59,739,199
SECURITIES LOANED	138,513,355
PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS	1,612,931
PAYABLES TO RELATED PARTIES	65,882
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	12,530,063
Total liabilities	212,461,430
SUBORDINATED BORROWINGS	18,754,685
MEMBER'S EQUITY	4,600,519
TOTAL LIABILITIES AND MEMBER'S EQUITY	$235,816,634

See notes to financial statements.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

August 25, 2011

Legent Clearing LLC
Omaha, Nebraska

In planning and performing our audit of the financial statements of Legent Clearing LLC (the "Company") as of and for the year ended June 30, 2011 (on which we issued our report dated August 25, 2011, and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the Company's parent's agreement to sell the equity interests of the Company), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers and Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP